UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

COMPUTER TASK GROUP, INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Peter Radetich

(Senior Vice President, General Counsel & Secretary)

300 Corporate Parkway

Suite 214N

Amherst, New York

716 882-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Amar Budarapu

Roger Bivans

Baker & McKenzie LLP

1900 North Pearl

Suite 1500

Dallas, TX 75201

United States

Tel: +1 214 978 3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Computer Task Group, Incorporated, a New York corporation (the “Company” or “CTG”) filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Chicago Merger Sub, Inc., a New York corporation ( “Merger Sub”), a wholly-owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Cegeka” or “Parent”), to purchase all of the outstanding Shares of the Company for (i) $10.50 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 23, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Merger Sub with the SEC on August 23, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following as a new paragraph immediately after the last paragraph of the section “Legal Proceedings”:

“On August 28, 2023, an alleged shareholder of the Company, Michael Floyd, filed a complaint in the Supreme Court of the State of New York, County of Erie, captioned Floyd v. Computer Task Group, Incorporated, et al., Index No. 810903/2023, against the Company and the members of the Company Board. In his complaint, Mr. Floyd alleges that the members of the Company Board breached their fiduciary duties in connection with the Company Board’s efforts to sell the Company to Cegeka and that they were aided and abetted by the Company. He further alleges in his complaint that the Company and the members of the Company Board breached their fiduciary duties by misstating or omitting certain material information in the Schedule 14D-9 in connection with the Offer. On August 29, 2023, the court entered an ex parte order requiring the Company and the Company’s Board to show cause at or before a hearing to be held on September 14, 2023 why the court should not enter an order prohibiting the Company from consummating the Transactions. The order also required Mr. Floyd to serve the complaint, the order to show cause, and the supporting papers on the Company and the other defendants by September 5, 2023 and established a schedule for the Company and the other defendants to submit papers in opposition to Mr. Floyd’s motion.

On August 30, 2023, an alleged shareholder of the Company, Ryan O’Dell, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v. Computer Task Group, Incorporated, et al., Case No. 1:23-cv-07712, against the Company and the members of the Company Board. In his complaint, Mr. O’Dell alleged that the Company and members of the Company Board violated Sections 14(d) (and Rule 14(d)(9) promulgated thereunder) and 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the members of the Company Board violated Section 20(a) of the Exchange Act, by, among other things, allegedly misstating or omitting certain material information in the Schedule 14D-9 in connection with the Offer.

Also on August 30, 2023, an alleged shareholder of the Company, Ephraim Wieder, filed a complaint in the United States District Court for the Southern District of New York, captioned Wieder v. Computer Task Group, Incorporated, et al., Case No. 1:23-cv-07732, against the Company and the members of the Company Board. In his complaint, Mr. Wieder alleged that the Company and members of the Company Board violated Sections 14(d) (and Rule 14(d)(9) promulgated thereunder) and 14(e) of the Exchange Act, and the members of the Company Board violated Section 20(a) of the Exchange Act, by, among other things, allegedly misstating or omitting certain material information in the Schedule 14D-9 in connection with the Offer.

The plaintiffs in these actions generally seek, among other things, injunctive relief preventing the consummation of the Transactions unless and until the Company and the members of the Company Board file an amended Schedule 14D-9 that does not contain any alleged untrue statements of material fact or omit material information, rescissory damages or rescission in the event of consummation of the Transactions, declaratory relief, and certain fees and expenses.

The outcome of these lawsuits cannot be predicted with certainty. If additional similar complaints are filed, absent new or different allegations that are material, the Company does not intend to announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023

COMPUTER TASK GROUP, INCORPORATED

By:	/s/ Peter P. Radetich
Name:	Peter P. Radetich
Title:	Senior Vice President, General Counsel & Secretary

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